UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 16, 2023

Commission File Number 1-10167

WESTPAC BANKING CORPORATION

(Translation of registrant’s name into English)

275 KENT STREET, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

Incorporation by Reference

The information contained in this Report on Form 6-K, excluding the information set forth in Exhibit No. 1, shall be incorporated by reference in the prospectuses relating to the Registrant’s securities contained in the Registrant’s Registration Statements on Form F-3 (File Nos. 333-260702 and 333-260703), as such prospectuses may be amended or supplemented from time to time.

Steven Gregg appointed Westpac Chair

Westpac Group today announced the appointment of Steven Gregg as a Non-executive Director and Chairman-Elect.

Mr Gregg is a seasoned leader with more than 35 years’ experience spanning chair, director and executive roles across a range of sectors. He will succeed outgoing Chairman John McFarlane, with his appointment as Non-executive Director and Chairman-Elect effective 7 November 2023, subject to regulatory approvals.

Mr McFarlane will complete his term as Westpac Chair at this year’s AGM on December 14.

In light of his appointment, Mr Gregg has rationalised his current director portfolio by retiring as a Non-executive Director of Challenger Financial Group Limited. Today he’s also announced he will retire as Chair and Non-executive Director of The Lottery Corporation in the first quarter of the 2024 calendar year.

Mr Steven Gregg – Biography

Mr Gregg has more than 35 years’ experience spanning chair, director and executive roles across a range of sectors.

He has been the Chair of Ampol Limited since 2017, Unisson Disability Foundation since 2010, and The Lottery Corporation since 2022 (retiring first quarter calendar year 2024).

Mr Gregg has previously held board positions with Challenger Financial Group, Goodman Fielder Limited (Chair), Austock Group Limited (Chair), Tabcorp Holdings Limited (Chair), Caltex Australia Limited and The Australian Museum (Trustee).

Mr Gregg was a Partner at McKinsey & Company between 2005 and 2009 and prior to this was UK Head at ABN AMRO. Earlier in his career he held executive positions with Lehman Brothers and Chase Manhattan Bank, after starting as an economist with AMP Morgan Grenfell.

Mr Gregg holds a Bachelor of Commerce, Economics from the University of New South Wales.

Index to Exhibits

Exhibit No.	Description

1	Steven Gregg appointed Westpac Chair

Disclosure regarding forward-looking statements

The information contained in this Report on Form 6-K contains statements that constitute “forward-looking statements” within the meaning of section 21E of the U.S. Securities Exchange Act of 1934.

Forward-looking statements are statements about matters that are not historical facts. Forward-looking statements appear in a number of places in this Report and include statements regarding our intent, belief or current expectations with respect to our business and operations, macro and micro economic and market conditions, results of operations and financial condition, capital adequacy and risk management, including, without limitation, future loan loss provisions and financial support to certain borrowers, forecasted economic indicators and performance metric outcomes, indicative drivers, climate- and other sustainability-related statements, commitments, targets, projections and metrics, and other estimated and proxy data.

We use words such as ‘will’, ‘may’, ‘expect’, ‘intend’, ‘seek’, ‘would’, ‘should’, ‘could’, ‘continue’, ‘plan’, ‘estimate’, ‘anticipate’, ‘believe’, ‘probability’, ‘indicative’, ‘risk’, ‘aim’, ‘outlook’, ‘forecast’, ‘f’cast’, ‘f’, ‘assumption’, ‘projection’, ‘target’, ‘goal’, ‘guidance’, ‘ambition’, or other similar words to identify forward-looking statements, or otherwise identify forward-looking statements. These forward-looking statements reflect our current views on future events and are subject to change, certain known and unknown risks, uncertainties and assumptions and other factors which are, in many instances, beyond our control (and the control of our officers, employees, agents and advisors), and have been made based on management’s expectations or beliefs concerning future developments and their potential effect upon us. Forward-looking statements may also be made, verbally or in writing, by members of Westpac’s management or Board in connection with this Report. Such statements are subject to the same limitations, uncertainties, assumptions and disclaimers set out in this Report.

There can be no assurance that future developments or performance will align with our expectations or that the effect of future developments on us will be those anticipated. Actual results could differ materially from those we expect or which are expressed or implied in forward-looking statements, depending on various factors including, but not limited to, those described in the section titled ‘Risk factors’ in Westpac’s 2023 Interim Financial Results on Form 6-K filed with the U.S. Securities and Exchange Commission. When relying on forward-looking statements to make decisions with respect to us, investors and others should carefully consider such factors and other uncertainties and events.

Except as required by law, we assume no obligation to revise or update any forward-looking statements contained in this Report, whether from new information, future events, conditions or otherwise, after the date of this Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date: October 16, 2023	By:	/s/ Yvette Adiguzel
Yvette Adiguzel
Tier One Attorney